UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

FaZe Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31423J102

(CUSIP Number)

July 19, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31423J 102

1.	Name of Reporting Persons. Hubrick Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☒
3.	SEC Use Only
4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Persons With	5.	Sole Voting Power 2,403,827
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,403,827

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,403,827
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒(1)
11.	Percent of Class Represented by Amount in Row (9) 3.32%
12.	Type of Reporting Person: CO

(1) The Reporting Person does not believe that it is required to file this form based on its ownership of shares constituting 3.32% of the issued and outstanding shares of common stock of the Issuer. The Reporting Person may be deemed to have a non-controlling, contingent beneficial interest in potential future proceeds from a portion of the 4,998,577 shares of common of the Issuer (the “Treschow Shares”) owned by Michael Stang Treschow and certain of his affiliates (the “Treschow Parties”). The Treschow Shares, which are not included in the aggregate number of shares of common stock reported herein as beneficially owned by the Reporting Person, constitute 6.9% of the issued and outstanding shares of common stock of the Issuer (based on the Schedule 13G filed by the Treschow Parties with the Securities and Exchange Commission on August 4, 2022). The Reporting Person does not represent that it is a member of a “group” with the Treschow Parties for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and does not believe that it is. The Reporting Person is making this filing out of an abundance of caution. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person or the Treschow Parties that a group exists. The Reporting Person disclaims beneficial ownership of any shares beneficially owned by the Treschow Parties.

Item 1

(a)	Name of issuer: FaZe Holdings Inc., a Delaware corporation (the “Issuer”)

(b)	Address of issuer’s principal executive offices: 720 N. Cahuenga Blvd., Los Angeles, CA 90038

Item 2.

(a)	This statement is being filed by: Hubrick Limited (“Hubrick”).

(b)	Address or principal business office or, if none, residence: The principal business address for Hubrick is 37 Panton Street, London, England, SWIY 4EA.

(c)	Citizenship: Hubrick is a private limited liability company organized under the laws of England.

(d)	Title of class of securities: Common Stock, par value $0.0001 per share

(e)	CUSIP No.: 31423J 102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4.	Ownership. The calculations of the percentage of Common Stock beneficially owned by the Reporting Person are based on 72,506,839 shares of Common Stock outstanding as of July 19, 2022, as reported on a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 22, 2022

1.	Reporting Person: Hubrick Limited

(a)	Amount beneficially owned: 2,403,827

(b)	Percent of class: 3.32%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,403,827

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,403,827

The Reporting Person does not believe that it is required to file this form based on its ownership of shares constituting 3.32% of the issued and outstanding shares of common stock of the Issuer. The Reporting Person may be deemed to have a non-controlling, contingent beneficial interest in potential future proceeds from a portion of the 4,998,577 shares of common of the Issuer (the “Treschow Shares”) owned by Michael Stang Treschow and certain of his affiliates (the “Treschow Parties”). The Treschow Shares, which are not included in the aggregate number of shares of common stock reported herein as beneficially owned by the Reporting Person, constitute 6.9% of the issued and outstanding shares of common stock of the Issuer (based on the Schedule 13G filed by the Treschow Parties with the Securities and Exchange Commission on August 4, 2022). The Reporting Person does not represent that it is a member of a “group” with the Treschow Parties for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and does not believe that it is. The Reporting Person is making this filing out of an abundance of caution. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person or the Treschow Parties that a group exists. The Reporting Person disclaims beneficial ownership of any shares beneficially owned by the Treschow Parties.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8	Identification and Classification of Members of the Group

The Reporting Person does not represent that it is a member of a “group” with the Treschow Parties for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and does not believe that it is. The Reporting Person is making this filing out of an abundance of caution. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person or the Treschow Parties that a group exists. The Reporting Person disclaims beneficial ownership of any shares beneficially owned by the Treschow Parties.

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2023

HUBRICK LIMITED

By:	/s/ David Williams
Name:	David Williams
Title:	Director